FILED BY OMEGA HEALTHCARE INVESTORS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED UNDER RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FILING BY: OMEGA HEALTHCARE INVESTORS, INC. (THE “COMPANY”)

SUBJECT COMPANY: AVIV REIT, INC. (“AVIV REIT”)

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON FORM S-4: 333-201359

The following is an excerpt from the fourth quarter earnings release published by the Company, on February 23, 2015. The excerpt contains only those portions of the earnings release relating to the proposed acquisition of Aviv REIT.

2015 RECENT DEVELOPMENTS AND 2014 HIGHLIGHTS

In Q4 2014, the Company…

•     Entered into a definitive merger agreement to acquire Aviv REIT.

2015 RECENT FINANCING DEVELOPMENTS

$550 Million Credit Facility Accordion Increase – The Company entered into an engagement letter with respect to various proposed amendments to its 2014 Credit Facilities (defined below). Among other modifications to the 2014 Credit Facilities, the proposed amendments would increase the amount of the 2014 Credit Facilities to a total of $1.75 billion, consisting of a $1.25 billion senior unsecured revolving credit facility, a $200 million senior unsecured term loan facility, and a $300 million senior unsecured incremental term loan facility. The amended facility is also expected to include an accordion feature permitting the Company to increase the amount of the 2014 Credit Facilities to $2.0 billion and to allocate the $250 million increase to the existing revolving or term loan facilities or additional tranches thereunder as it may elect, subject to various conditions set forth in its existing credit facility. The amended facility is expected to include maturity dates of June 27, 2017, 2018 and 2019 for the incremental term loan facility, revolving credit facility and term loan facility, respectively, subject to the Company’s ability to extend the maturity date of the revolving credit facility and the incremental term loan facility to June 27, 2019 in accordance with various conditions. The Company has received commitment letters from lenders for increased amounts that would be available under the amended facility in accordance with the proposed amendments, subject to the completion of the previously announced Aviv REIT merger. The ability to complete the proposed amendments to its 2014 Credit Facilities is subject to a number of conditions, and the completion of definitive loan documentation. Although it expects that the amendments to its 2014 Credit Facilities will be completed, the Company can offer no assurances that the conditions to the proposed amendments will be satisfied.

2015 FAD AND ADJUSTED FFO GUIDANCE

The Company plans to provide guidance regarding Adjusted Funds Available For Distribution (“FAD”) to common stockholders and Adjusted FFO available to common stockholders guidance for 2015 following the closing of the previously announced Aviv REIT merger. The transaction is currently expected to close early in the second quarter of 2015, subject to the terms and conditions of the merger agreement.

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200 International Circle Suite 3500 Hunt Valley, MD 21030 Phone: 410-427-1700 Fax: 410-427-8800	This announcement includes forward-looking statements. Actual results may differ materially from those reflected in such forward-looking statements as a result of a variety of factors, including, among other things: (i) uncertainties relating to the business operations of the operators of the Company’s properties, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels; (ii) regulatory and other changes in the healthcare sector; (iii) changes in the financial position of the Company’s operators; (iv) the ability of any of the Company’s operators in bankruptcy to reject unexpired lease obligations, modify the terms of the Company’s mortgages and impede the ability of the Company to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor's obligations; (v) the availability and cost of capital; (vi) changes in the Company’s credit ratings and the ratings of its debt securities; (vii) competition in the financing of healthcare facilities; (viii) the Company’s ability to maintain its status as a real estate investment trust; (ix) the Company’s ability to manage, re-lease or sell any owned and operated facilities; (x) the Company’s ability to sell closed or foreclosed assets on a timely basis and on terms that allow the Company to realize the carrying value of these assets; (xi) the effect of economic and market conditions generally, and particularly in the healthcare industry; (xii) the possibility that the proposed acquisition of Aviv REIT, Inc. (“Aviv”) will not close, including by the failure to obtain applicable shareholder approvals or the failure to satisfy other closing conditions under the definitive merger agreement or by the termination of the definitive merger agreement; (xiii) the possibility that the combined company will not realize estimated synergies or growth, or that such benefits may take longer to realize than expected and (xiv) other factors identified in the Company’s filings with the Securities and Exchange Commission. Statements regarding future events and developments and the Company’s future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this announcement.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition of Aviv REIT, Inc., on January 5, 2015, the Company filed a registration statement on Form S-4, as amended with the SEC, which includes the preliminary joint proxy statement of the Company and Aviv and which also constitutes a preliminary prospectus of the Company. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of the Company and Aviv after the registration statement is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other documents filed by the Company and Aviv, at the SEC’s website (www.sec.gov). Those documents, as well as the Company’s other public filings with the SEC, may be obtained without charge at the Company’s website at www.omegahealthcare.com. In addition, copies of the definitive proxy statement/prospectus, as well as Aviv’s other public filings with the SEC, may be obtained without charge at Aviv’s website at www.avivreit.com.

The Company, Aviv, their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by the Company on April 29, 2014, and information regarding Aviv’s directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by Aviv on April 15, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto and in other relevant materials to be filed with the SEC, when they become available). These documents can be obtained free of charge from the sources indicated above.

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